Exhibit 12.1
Statement Regarding the Computation of Ratio to Earnings to Fixed Charges

	For the Years Ended September 30,
	2007	2006	2005	2004	2003
		(Thousands)
PRE-TAX LOSS FROM CONTINUING OPERATIONS	$(94,867)	$(39,912)	$(14,879)	$(7,112)	$(9,472)

FIXED CHARGES
Interest expense, net of capitalized interest	2,430	2,402	2,875	912	999
Interest capitalized	698	30	—	—	—
Amortization of discounts and issuance costs related to indebtedness	748	937	2,387	432	568
Rental expenses representative of an interest factor	67	40	16	12	13

TOTAL FIXED CHARGES	3,943	3,409	5,278	1,356	1,580

EARNINGS:
Interest expense, net of capitalized interest	$(90,924)	$(36,503)	$(9,601)	$(5,756)	$(7,892)

RATIO OF EARNINGS TO FIXED CHARGES	nm	nm	nm	nm	nm
Due to losses incurred for the years ended September 30, 2007, 2006, 2005, 2004 and 2003, we would have had to generate additional earnings of $94.9 million, $39.9 million, $14.9 million, $7.1 million and $9.5 million, respectively, to achieve a coverage ration of 1:1.